Exhibit 23.1

Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use or our report dated January 20, 2003 (except for Note 23, as to which the date is March 26, 2003) in the prospectus and prospectus supplements incorporated by reference in this Registration Statement on Form S-3 for the registration of additional shares under Rule 462(b).

We also consent to the incorporation by reference in this Registration Statement and related prospectus of our report dated January 20, 2003 (except for Note 23, as to which the date is March 26, 2003), with respect to the consolidated financial statement schedules of The PMI Group, Inc. for the years ended December 31, 2002, 2001 and 2000 included in the Annual Report (Form 10-K) for 2002 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

October 27, 2003